HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________            Email: harttrinen@aol.com
Will Hart                        (303) 839-0061              Fax: (303) 839-5414


                                January 13, 2014


Jeffrey Gordon
Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, D.C. 20549

      Re:   Flexible Solutions International, Inc.


     This office represents Flexible Solutions International, Inc. The Company is finalizing its response to the staff's letter dated December 16, 2013 and plans to file its response by January 17, 2014.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                    Very Truly Yours,

                                    HART & HART, LLC

                                    /s/ William T. Hart
                                    By
                                        William Hart

















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